UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated February 28, 2012: Globus Maritime Reports Financial Results for Fourth Quarter and Full Year 2011 and Declares Quarterly Dividend of $0.16 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 28, 2012

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Reports Financial Results for the Fourth Quarter and Full Year 2011 and Declares Quarterly Dividend of $0.16 per Share

Athens, Greece, February 28, 2012 - Globus Maritime Limited ("Globus", the “Company", “we”, or “our”), (NASDAQ: GLBS), a dry bulk shipping company, announced today its unaudited consolidated operating and financial results for the fourth quarter (“Q4-11”) and the year ended December 31, 2011. The Company’s Board of Directors also declared a quarterly cash dividend of $0.16 per share for Q4-11.

Summary of Fourth Quarter 2011 Results versus Fourth Quarter 2010

•

Revenue increased by 20% to $10.1 million;

•

Net Revenue increased by 19% to $9.5 million;

•

Adjusted EBITDA increased by 25% to $6.4 million; adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

•

Total comprehensive income decreased by 12% to $2.3 million;

•

Basic earnings per share of $0.23, calculated on 10,059,497 weighted average number of shares compared to $0.36, calculated on 7,253,265 weighted average number of shares during the same period in 2010;

•

An average of 7.0 vessels were owned and operated during Q4-11, earning an average time Charter Equivalent (“TCE”) rate of $14,987 per day, versus an average of 5.0 vessels during the same period in 2010 earning an average TCE rate of $18,209 per day. A calculation of the TCE is provided in a later section of this press release;

•

Fleet utilization was 100% versus 98.3%; fleet utilization is further defined in a later section below.

Summary of Full Year 2011 Results versus Full Year 2010

•

Revenue increased by 23% to $35.6 million;

•

Net Revenue increased by 21% to $32.3 million;

•

Adjusted EBITDA increased by 20% to of $20.6 million;

•

Total comprehensive income increased by 15% to $6.9 million;

•

Basic earnings per share of $0.80 calculated on 8,688,543 weighted average number of shares compared to $0.83 calculated on 7,243,340 weighted average number of shares for the full year 2010;

•

An average of 5.8 vessels were owned and operated during 2011 earning an average TCE rate of $15,619 per day, versus an average of 4.0 vessels during 2010 earning an average TCE rate of $18,996 per day;

•

Fleet utilization was 98.7% versus 98.8% during 2010.

Dividend Declaration

For Q4-11, the Company’s Board of Directors declared a cash dividend of $0.16 per common share, payable on or about March 22, 2012 to shareholders of record on March 14, 2012. The Company has 10,139,605 common shares issued and outstanding as of today.

The Company is continuing the policy of paying a variable quarterly dividend in excess of 50% of the net income of the previous quarter, subject to any reserves the board of directors may from time to time determine are required. The declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors of the Company, and the amount of dividends paid in any period is not indicative of the amount that may be paid in the future. The timing and amount of any dividends declared will depend on, among other things: our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control. We can give no assurance that dividends will be paid in the future.

Liquidity and Capital Resources

During the fourth quarter of 2011 we repaid the following principal amounts to our banks:

1)

a regular installment of $0.5 million to Deutsche Schiffsbank, and

2)

two regular installments totaling $0.8 million to DVB Bank.

On December 31, 2011:

A)

our cash and bank balances and bank deposits were $9.3 million;

B)

our outstanding bank debt was $111.4 million while an amount up to $10.0 million remained undrawn and available under the Credit Suisse revolving facility;

C)

we were in compliance with our loan covenants.

Net cash used in investing activities during 2011 included the $30.3 million paid for the acquisition of the “Sun Globe” and the $31.4 million paid for the “Moon Globe.”

In November 2011 Globus paid the dividend for the third quarter 2011, amounting to $1.6 million, to shareholders on record on October 31, 2011.

In June 2011 Globus completed a follow-on offering of 2,750,000 common shares, raising $22 million in gross proceeds which enabled us to fund our fleet expansion program. During 2011 we issued and delivered 7,800 new common shares to two of our non-executive directors as per the terms of their appointments. In December 2011, being the second anniversary (of three) of the 2009 Award under our Long Term Incentive Plan, we issued and delivered 52,989 new common shares to our executive directors and staff. In February 2012 as a bonus for 2011, we issued and delivered 39,128 new common shares to our executive directors. The Company has 10,139,605 common shares with a par value of $0.004 each issued and outstanding as of today. The Company does not hold any shares in treasury.

Fleet Development

On December 31, 2010, Globus’ fleet comprised of five dry bulk carriers, consisting of three Supramaxes, one Panamax, and one Kamsarmax, with a total carrying capacity of 319,664 DWT.

In March 2011 the Company purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.”

In May 2011 the Company purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.”

On the date of this press release Globus’ subsidiaries own seven dry bulk carriers, consisting of four Supramaxes, two Panamaxes and one Kamsarmax, with a weighted average age of approximately 5.1 years (as at December 31, 2011) and a total carrying capacity of 452,886 DWT.

Current Fleet Profile

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
Weighted Average Age: 5.1 Years at 12/31/2011					452,886

Current Fleet Deployment

The “Tiara Globe” is on a time charter (“T/C”) with Transgrain Shipping that began in February 2010 and is scheduled to expire in early March 2012, at $20,000 per day gross.

The “River Globe” is on a T/C with Allied Maritime that began in May 2011 and is scheduled to expire in early March 2012, at $14,500 per day gross.

The “Star Globe” completed her employment at $15,600 per day gross with Allied Maritime Inc. (“Allied”) in February 2012. As already announced, Allied delivered the vessel in a location outside the redelivery area required under the charter, and did not replenish the quantity of bunkers required under the charter. Furthermore, the vessel was arrested in Panama by a bunker supplier who had not been paid by Allied. To secure the vessel’s release from arrest, the Company had to pay the bunker supplier's invoice in full, plus legal costs, as well as an overdue invoice, plus legal costs, of a second bunker supplier, who had also not been paid by Allied. Following these payments, amounting to $593,537 in total, the arrest of the vessel was lifted on February 22, 2012. The Company is considering its legal options to recover the amounts paid, in addition to all other amounts owed by Allied. The vessel is currently on a short time charter to Pacific Basin that began in February 2012 and is scheduled to expire in a minimum 65 days (maximum 110 days) at $13,000 per day gross.

As of the day of this press release, we have secured under fixed employment 60% of our fleet days for the rest of 2012, and 45% for 2013.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Transgrain Shipping	March 2012	Time charter	$20,000
River Globe	Allied Maritime, Inc.	March 2012	Time charter	$14,500
Sky Globe	HMM	Aug. 2013	Time charter	$12,000 - 1st year $12,500 - 2nd year
Star Globe	Pacific Basin	May 2012	Time charter	$13,000
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net)
Sun Globe	Cosco Qingdao	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, Chief Executive Officer of Globus, stated:

“Despite a challenging environment, 2011 was an important year for Globus. We successfully completed a follow-on offering in June, raising funds from a new investor base and increasing the liquidity in our stock. This offering allowed us to expand the fleet by 42% in terms of carrying capacity.

“The Company maintained profitability throughout every quarter of 2011, which enabled us to reward our shareholders with over $5.1 million in dividends.

“A few days ago we issued a statement regarding the situation with the “Star Globe” and her previous charterer, Allied Maritime Inc. We are taking proper action and remain vigilant to safeguard our interests.

“Demand for dry bulk commodities remains strong but may not be able to absorb the continued entrance of new tonnage into the market in 2012, despite the significant slippage due to delays, non-deliveries and high scrapping levels.

“In this volatile and uncertain environment, we are confident that we are well placed to navigate through the storm, with 60% of the remaining operating days in 2012 and 45% in 2013 already secured under fixed employment. In the current market conditions we will remain opportunistic in terms of fleet deployment until charter rates recover. We take confidence in our competitive advantages which include a modern fleet, tested management, efficient in-house technical and commercial management, a strong balance sheet and sufficient charter cover.”

Elias Deftereos, Chief Financial Officer of Globus, added:

“Our results for the fourth quarter and year 2011 reflect the bigger size of our fleet, as well as the continued softness of charter rates.

“Despite the difficult condition in the financial markets, we agreed a new loan with DVB Bank in June 2011, which helped us fund our latest acquisitions. Throughout 2011 we made regular principal payments on our three loan facilities. At the end of December 2011, our Net Debt to Total Capitalization (Net Debt plus Total Equity) stood at 42.2%, a moderate figure for our industry.

“Today, our outstanding debt amounts to $111.4 million. Furthermore, unless we re-draw funds under the Credit Suisse revolving facility, our scheduled principal debt repayments for the remainder of 2012 and 2013 are $5.4 and $13.4 million respectively.

“I must highlight that, at a time when many of our peers are renegotiating or restructuring their debt facilities, Globus is in compliance with all the loan covenants. As we continue to expand the Company's future earnings power, we remain dedicated to maintaining an appropriate capital structure for the benefit of our shareholders.”

MANAGEMENT DISCUSSION OF THE FOURTH QUARTER 2011 RESULTS

The Company recorded total comprehensive income for Q4-11 of $2.3 million, or $0.23 basic earnings per share, from $2.6 million and $0.36 basic earnings per share for Q4-10.

During Q4-11, we had an average of 7.0 dry bulk vessels in our fleet and 644 ownership days, compared to an average of 5.0 dry bulk vessels and 460 ownership days in Q4-10.

Revenues

Revenues during Q4-11 reached $10.1 million, compared to $8.4 million in Q4-10, an increase of $1.7 million. The 20% increase is primarily attributable to the 42% increase in the number of operating days (from 452 in Q4-10 to 644 in Q4-11) which was partially offset by the 18% decrease in the average TCE rate: during Q4-11 the vessels earned an average TCE of $14,987 as opposed to Q4-10 during which they earned an average TCE of $18,209. The decrease in TCE rates resulted from lower charter rates achieved in the fourth quarter of 2011 versus the same period last year for some vessels in our fleet. For the same reasons, net revenues during Q4-11 increased by $1.5 million and reached $9.5 million compared to $8.0 million during the last quarter of 2010.

Vessel Operating Expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased in Q4-11 to $2.2 million from $1.8 million during Q4-10. This 22% increase is largely attributable to the increase in the fleet size. Average daily operating expenses were $4,031 during Q4-11, compared to $4,791 during the same quarter of 2010, representing a 16% decrease.

Gain/Loss on Derivative Financial Instruments

The valuation of our two interest rate swaps at the end of each quarter is affected by the prevailing interest rates at that time. On December 31, 2011, the two interest rate SWAP agreements (for $25 million in total, or 22% of our total debt outstanding of $111.4 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. A non-cash unrealized gain of $0.3 million was recorded in Q4-11, compared to a $0.4 million non-cash unrealized gain in Q4-10, a result of the change in the fair market value of the interest rate swaps.

MANAGEMENT DISCUSSION OF THE FISCAL YEAR 2011 RESULTS

We started the year 2011 with five vessels with a total capacity of 319,664 DWT. During 2011 we acquired the “Sun Globe” and the “Moon Globe”. At the end of 2011 we owned seven vessels with an weighted average age of approximately 5.1 years and a total carrying capacity of 452,886 DWT.

As a result, during 2011 we owned an average of 5.8 dry bulk vessels for 2,125 ownership days, while during 2010 we had owned an average of 4.0 vessels for 1,458 ownership days.

Revenues

As a result of the prevailing charter rates and the increase in the number of vessels in the fleet, gross revenue increased by $6.7 million to $35.6 million for 2011, from $28.9 million in 2010. Net revenues increased by $5.6 million to $32.3 million in 2011, from $26.7 million in 2010. The increase is primarily attributable to the 45% increase in the operating days (to 2,083 from 1,441), a result of the higher average number of vessels in the fleet. The increase is partially offset by the 18% decrease in the average time charter rates earned by some of our vessels. During 2011 our vessels earned an average TCE rate of $15,619 per day, against an average TCE rate of $18,996 per day during 2010.

Vessel Operating Expenses

Vessel operating expenses increased by $2.1 million to $8.0 million in 2011, compared to $5.9 million in 2010. The 36% increase in operating expenses is mainly attributable to the increase in ownership days. The breakdown of our operating expenses for the years 2011 and 2010 was as follows:

	2011	2010
Crew expenses	52%	52%
Repairs and spares	17%	17%
Insurance	11%	10%
Stores	12%	12%
Lubricants	6%	7%
Other	2%	2%

Daily operating expenses averaged $4,527 in 2011 compared to $4,628 in 2010, representing a decrease of 2%.

Depreciation

Depreciation increased by $2.8 million to $10.2 million for 2011, compared to $7.4 million for 2010. This 38% increase is directly the result of the increase in ownership days. The Company continues the policy to depreciate vessels over a useful life of 25 years, on a straight line basis down to their scrap value calculated at their lightweight at $200 per tonne.

Amortization of fair value of time charter attached to vessels

Amortization for 2011 was 0.8 million compared to $nil for 2010. Amortization refers to the fair value of above market time charters attached to the two vessels acquired in 2011, which is amortized on a straight line basis over the remaining period of the time charters.

Interest Expenses and Finance Costs

Interest expenses increased by $0.7 million to $2.8 million for 2011, compared to $2.1 million for 2010, mainly due to the higher average debt balances.

Gain/(loss) on Derivative Financial Instruments

The change in the valuation of the SWAP agreements between December 31, 2010 and December 31, 2011 was recorded as a $0.4 million non-cash unrealized gain for 2011, compared to a $0.6 million non-cash unrealized loss for 2010.

Scheduled Vessel Repairs

Three vessels are scheduled for dry docking in 2012. We budget 20 days per dry docking per vessel.  Actual length will vary based on the condition of the vessel, yard schedules, and other factors.

Conference Call details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on February 28, 2012, at 10:00 am Eastern Time (5:00 pm Greek time).

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 0800-953-0329 (from the UK), 1-866-819-7111 (from the US), 00800-4413-1378 (from Greece), or +44 (0) 1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will also be available until March 6, 2012 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079# In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		For the year ended
	December 31,		December 31,
(in thousands of U.S. dollars, except per share data)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	10,136	8,414	35,559	28.860
Voyage expenses	(601)	(451)	(3,283)	(2,152)
Net Revenue (1)	9,535	7,963	32,276	26,708
Vessels operating expenses	(2,225)	(1,763)	(7,967)	(5,887)
Depreciation	(2,935)	(2,288)	(10,180)	(7,367)
Depreciation of dry docking costs	(160)	(18)	(318)	(410)
Amortization of fair value of time charter attached to vessels	(460)	-	(779)	-
Administrative expenses	(500)	(723)	(2,078)	(2,310)
Administrative expenses payable to related parties	(292)	(281)	(1,150)	(1,066)
Share-based payments	(88)	(80)	(364)	(311)
Gain on sale of vessels	-	-	-	7
Other expenses, net	(59)	(16)	(124)	(35)
Operating profit before financing activities	2,816	2,794	9,316	9,329
Interest income from bank balances & deposits	14	15	52	247
Interest expense and finance costs	(846)	(564)	(2,821)	(2,133)
Gain/(loss) on derivative financial instruments	344	389	369	(570)
Foreign exchange gains/(losses), net	9	(10)	9	(870)
Total finance costs, net	(479)	(170)	(2,391)	(3,326)
Total comprehensive income for the period/year	2,337	2,624	6,925	6,003

Basic earnings per share for the period/year	0.23	0.36	0.80	0.83
Diluted earnings per share for the period/year	0.23	0.36	0.79	0.82
Adjusted EBITDA (2)	6,371	5,100	20,593	17,099

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		For the year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Total comprehensive income for the period	2,337	2,624	6,925	6,003
Interest and finance costs, net	832	549	2,769	1,886
(Gain)/loss on derivative financial instruments	(344)	(389)	(369)	570
Foreign exchange (gains)/losses net,	(9)	10	(9)	870
Depreciation	2,935	2,288	10,180	7,367
Depreciation of drydocking costs	160	18	318	410
Amortization of fair value of time charter attached to vessels	460	-	779	-
Gain on sale of vessels	-	-	-	(7)
Adjusted EBITDA (unaudited)	6,371	5,100	20,593	17,099

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Consolidated Statement of financial position
Vessels, net	242,507	191,506
Office furniture and equipment	75	40
Other non-current assets	10	10
Total non-current assets	242,592	191,556
Cash and bank balances and bank deposits	9,301	24,618
Trade receivables, net	1,386	281
Inventories	554	467
Prepayments and other assets	2,226	1,530
Total current assets	13,467	26,896
Total assets	256,059	218,452
Share capital	40	29
Share premium	109,229	88,817
Retained earnings	30,750	28,942
Total equity	140,019	117,788
Long-term borrowings, net of current portion	105,518	85,332
Provision for staff retirement indemnities	66	56
Total non-current liabilities	105,584	85,388
Current portion of long-term borrowings	5,297	10,906
Trade accounts payable	945	1,346
Accrued liabilities and other payables	1,206	698
Derivative financial instruments	1,431	1,800
Deferred revenue	1,577	526
Total current liabilities	10,456	15,276
Total Liabilities	116,040	100,664
Total equity and liabilities	256,059	218,452

	Three months ended		For the year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	5,177	4,494	19,774	16,182
Net cash used in investing activities	(2,802)	(5)	(65,589)	(72,719)
Net cash (used in)/generated from financing activities	(3,916)	(6,655)	25,681	27,034
	Three months ended December 31,		For the year ended December 31,
	2011	2010	2011	2010
Ownership days (1)	644	460	2,125	1,458
Available days (2)	644	460	2,111	1,458
Operating days (3)	644	452	2,083	1,441
Bareboat charter days (4)	92	92	365	186
Fleet utilization (5)	100%	98.3%	98.7%	98.8%
Average number of vessels (6)	7.0	5.0	5.8	4.0
Daily time charter equivalent (TCE) rate (7)	$14,987	$18,209	$15,619	$18,996
Daily operating expenses (8)	$4,031	$4,791	$4,527	$4,628

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		For the year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenue	$10,136	$8,414	$35,559	$28,860
Less: Voyage expenses	$601	$451	$3,283	$2,152
Less: bareboat charter net revenue	$1,262	$1,262	$5,006	$2,545
Net revenue excluding bareboat charter revenue	$8,273	$6,701	$27,270	$24,163
Available days net of bareboat charter days	552	368	1,746	1,272
Daily TCE rate	$14,987	$18,209	$15,619	$18,996

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 5.1 years as of December 31, 2011.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Matthew Abenante

globus@capitallink.com